SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2002

REUTERS GROUP PLC
(Translation of registrant’s name into English)

85 FLEET STREET, LONDON EC4P 4AJ, ENGLAND
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F |X|	Form 40-F | |

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes | |	No |X|

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REUTERS GROUP PLC (Registrant)

Dated: December 10, 2002	By: /s/ Nancy C. Gardner

12 November 2002

Reuters Ceases Negotiations with Merrill Lynch for Retail Brokerage Project

London — Reuters, the global information, news and technology group, confirms it is no longer in talks to supply Merrill Lynch with its next generation of retail brokerage workstation.

Tom Glocer, Reuters Chief Executive, said: “We have been involved in detailed talks with Merrill Lynch for several months. We offered the solution the users preferred, however, we were not prepared to lower our price to buy business.  We have worked very hard to improve our margins in 2002, and even for a valued client like Merrill Lynch we will not compromise this progress.”

ENDS

CONTACTS:

Reuters
Peter Thomas/Yvonne Diaz (UK press)  Tel: +44 20 7542 4890/2615
peter.v.thomas@reuters.com / yvonne.diaz@reuters.com

Miriam McKay (UK investors) Tel: + 44 20 7542 7057
miriam.mckay@reuters.com

Nancy Bobrowitz (US investors, US press) Tel: +1 646 223 5220
nancy.bobrowitz@reuters.com

NOTE TO EDITORS:

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaux serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.

Reuters and the sphere logo are the trademarks of the Reuters group of companies.

20 November 2002

Reuters Launches New Version Of Reuters.Com

Company’s flagship destination for financial news and information provides expanded, direct access to trusted Reuters content

New York—Reuters (NASDAQ:RTRSY), the global information, news and technology group, today introduced a newly expanded and redesigned version of Reuters.com. Leveraging the company’s core competencies in finance and global newsgathering, Reuters.com is being re-launched as a more fully developed consumer destination for financial news and investment intelligence.

Designed for serious investors, business professionals and high net worth individuals, Reuters.com combines comprehensive coverage of the world’s financial markets with major breaking news to provide online readers with a single destination for staying reliably informed.

Lavinia Calvert, Executive Vice President and Global Publisher, Reuters, said: “For the first time, Reuters is publishing a full-fledged financial news and information destination for an audience of at-work and at-home online users. The investor-focused revamp of Reuters.com underscores our corporate commitment to expand our business outside our core product line, which is aimed at financial market professionals. We believe online readers will find the new Reuters.com to be a compelling new source for markets news and data, business intelligence, and fast and unbiased global news coverage.”

The re-launch of Reuters.com in the U.S. marks the first phase of a global expansion program that will see similar commercial development of companion sites serving other key markets in Asia and Europe within the next 12 months.

The new Reuters.com also marks the beginning of the company’s first direct-to-consumer publishing initiative, with the introduction of a catalog of email newsletters being marketed as Reuters NEWSMAIL. Initial email newsletter offerings in the U.S. and U.K. include a pre-market opening report, daily top news, business, technology and health reports, a weekly funds review, and more. The first email publications will be advertiser-supported and free to registered users of Reuters.com.

Other new content, tools and functionality will be added regularly throughout 2003 – bringing the news reporting strength of Reuters — known globally for its speed, accuracy and impartiality – directly to consumers. Premium subscriptions and other paid-content offerings will be introduced on Reuters.com in the next 12 months.

The newly constituted Reuters.com offers global market coverage and analysis, research tools and calculators, and fast, reliable access to Reuters signature business news. Added features include a multi-asset, personal portfolio management tool and a watchlist that can be personalized by individual users.

In general news, the site offers breaking, multimedia reports across a range of categories including: business, world events, technology, science, politics, entertainment, health, sports and the ever-popular Reuters Oddly Enough – a compilation of off-beat news from around the globe. A new section, National News Center, gives users ready access to the websites of major Reuters newspaper customers in the U.S. Users looking for global news coverage can access Reuters country and regional reporting in 12 languages directly via the new Global News Center on the site.

Contacts

Felicia Cosby  Tel: +1 646 223 5223
Reuters Corporate Communications — USA
felicia.cosby@reuters.com

Note to editors

Reuters

Reuters (www.about.reuters.com) is the leading global provider of financial information, news and technology solutions to financial institutions, the media, businesses and individuals.  Reuters strength is our unique ability to offer customers a combination of content, technology and connectivity.  Our premier position is founded on continuous technological innovation and a reputation for speed, accuracy, integrity and impartiality.  We have over 18,000 staff in 97 countries, including some 2,498 editorial staff in 198 bureaus serving approximately 150 countries, making it the world’s largest international multimedia news agency.  In 2001, Reuters had revenues of £3.9 billion.